Exhibit 99.1

For immediate release

Sify reports revenues of INR 2698 million for Q3 of FY 2013-14

EBITDA for the quarter stood at INR 413 million

Chennai, Tuesday, January 21, 2014: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2013-14.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter ended Dec 31, 2013 was INR 2698 million, an increase of 21% over the same quarter last year.

•	EBITDA for the quarter was INR 413 million, an increase of over 100% over the same quarter last year.

•	Net Profit for the quarter was INR 63 million as against a net loss of INR 56 million for the same quarter last year.

•	CAPEX during the quarter was INR 400 million. Cash balance at the end of the quarter was INR 1304 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “Customers continue to appreciate our maturing portfolio of services and the expertise of our technical team, demonstrated through consistent renewal and expansion of their services with us. We have been able to grow consistently in spite of the trying economic environment, and against stronger competition. This is an endorsement of our strategy to move from being another service-provider to becoming a partner-of-choice, and also reflects the trend of clients consolidating their services with fewer service providers who can provide a wider gamut of services.

We are seeing a trend of smaller enterprises willing to invest in new technologies. In such a scenario, our flexible solutions portfolio and accumulated knowledge base will be an asset as these companies seek to achieve the best ROI in the quickest possible time.”

Mr. Kamal Nath, CEO, said, “We are increasingly engaging ourselves with clients around their Infrastructure transformation projects aimed towards attaining agility, convergence and cost benefit. This is resulting in an increasing number of multi-services and multi-year contracts for us.

Exhibit 99.1

We have a larger footprint of the Data Centre space now. Above it, we are creating flexible, Opex based service models in various towers of Data Centre infrastructure clubbed with our Cloud services. This provides the client a wider choice while choosing Sify as their Data Centre partner. With this, we are able to position ourselves better as Data Centre transformation partners, particularly with small and medium enterprise clients.”

Mr. M P Vijay Kumar, CFO, said, “Our practise of investing in infrastructure which is tightly-linked to demand has helped us monetise our infrastructure assets on hand, with asset utilization on an improving trend over the past 3 years.

That said, there are costs recognized this quarter associated with the implementation of a large network integration project and the commissioning of our new Data Center at Noida. Our focus is now on ensuring that these costs start bearing results quickly.

Cash balance at the end of the quarter was INR 1304 million.”

Exhibit 99.1

FINANCIAL RESULTS

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	December	December	September
	2013	2012	2013

Revenue	2,698	2,222	2,505

Cost of Revenues	(1,620)	(1,279)	(1,411)

Selling, General and Administrative Expenses	(665)	(737)	(671)

EBITDA	413	206	423

Depreciation and Amortisation expense	(325)	(220)	(251)

Net Finance Expenses	(52)	(47)	(74)

Other Income	27	5	9

Profit / (loss) Before tax	63	(56)	107

Income Taxes	-	-	-

Profit / (loss) for the period	63	(56)	107

Reconciliation with Non-GAAP measure

Profit / (loss) for the period	63	(56)	107
Add:
Depreciation and Amortisation expense	325	220	251

Net Finance Expenses	52	47	74
Less:
Other Income	(27)	(5)	(9)

EBITDA	413	206	423

Exhibit 99.1

BUSINESS HIGHLIGHTS

Telecom Services

•	Telecom business grew by 96% over same quarter last year.

•	The business has retained one of its most loyal customers for a further period of 7 years. This new contract comprises a significant enlargement of the scope, with network expansion, higher SLA’s, implementation of WAN optimisation and a comprehensive security management framework.

•	We have also won a large contract to rollout a MPLS network to support the smart-grid initiatives of a state wide power distribution company. This is the fourth such win in this segment in the last 12 months.

•	A long term engagement with one of India’s leading mobility service providers for their traffic from India to Europe and further, will help us monetise our cable landing station.

•	International Voice showed marginal growth in the face of falling industry margins.

Data Center Services

•	All our existing four DCs are running at close to 100% capacity.

•	The business added a new ‘Green’ facility at Noida, Delhi certified by The Uptime Institute.

•	This new facility at Noida has already secured a contract from a leading English daily and an emerging nationalised bank.

•	We have also won significant contracts for renewals from the banking, telecom and NBFC sectors.

•	In a significant endorsement, SAP certified Sify as Hosting Services Partner.

•	The Noida DC also won a major industry acknowledgment for infrastructure Design and Build.

Cloud and Managed Services

•	This business has picked up a number of substantial orders in this quarter.

•	One of the largest Online Payment players in India has signed on to utilise our services.

•	This quarter, we have made a successful inroad into the gaming industry vertical.

•	We have acquired a Cloud Services contract from one of the world’s largest FMCG Company.

•	We have also signed a partnership with a world leader in Content delivery to provide Content and Security Services on our Cloud platform.

Application Services

•	A single large multi-year application development and maintenance contract from a State government department contributed to a substantial growth this quarter.

Exhibit 99.1

•	Additionally, the business also added a large e-procurement system implementation contract outside of India.

•	One of India's leading battery manufacturer has signed up for Sify’s Dealer Management System.

•	The eLearning business forayed into the Consulting space with a significant contract from a World body and another for game based content from an auto major.

Technology Integration Services

•	The Technology Integration business grew by 13% over the same quarter last year.

•	The business won large orders from a State government department, two banking majors, a defence establishment and one of India’s largest insurers.

•	Other wins were a Government of India petro-chemical refinery, a leading mobile value addition player and another for building of Data Center for a private IT education player.

•	The business has signed up major partnerships with a global leaders in performance optimisation and storage space to promote their solutions.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1200 cities and towns in India. This telecom network today connects 36 Data Centres across India, including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Application services and Telecom Integration services. Sify also provides services that cater to the burgeoning demands of the SMB/SOHO community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Exhibit 99.1

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2013, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (ext.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
christopher.chu@grayling.com